Exhibit 99.1

The9 Signed a Legally Binding Term Sheet to Acquire a Leading AIGC Driven Digital Human SaaS Platform ShenMa

Shanghai, China, March 5, 2024

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a legally binding term sheet (the “Term Sheet”) with Shenma Limited (“Shenma”) to purchase 51% shares of Shenma by cash and issuance of The9’s restricted shares. Pursuant to the Term Sheet, The9 will pay cash consideration of US$1 million and will issue restricted Class A ordinary shares to Shenma or its shareholders with the value of US$14.3 million. The value of each share will be determined by the average closing price of The9’s American depositary shares (“ADS”), each representing 300 Class A ordinary shares of The9, for a period of 20 trading days prior to the signing of the definitive agreement. The restricted Class A ordinary shares to be issued to Shenma will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 33,938,400 Class A ordinary shares (equivalent to 113,128 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 13,575,300 Class A ordinary shares (equivalent to 45,251 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 6,787,800 Class A Ordinary shares (equivalent to 22,626 ADSs) of The9 will be released from the lock-up. The rest of the restricted Class A ordinary shares will be released from the lock-up when Shenma completes a qualified IPO and its shares owned by The9 become freely tradable in the open market.

Shenma developed and operates Shenma.io, a leading digital human SaaS platform driven by artificial intelligence-generated content (AIGC). The platform has 350,000 registered users, 150,000 short video scripts model library, 9,000 digital human creators and different brand customers. Using Shenma’s proprietary cloning technology, users can create 1:1 digital human clone character with image and voice. Together with different contents supported by AIGC, each user can manage a large number of accounts efficiently. The digital human creators using Shenma platform can monetize their products on different social platforms 24 hours a day, 7 days a week with much lower cost compared to real people. Shenma platform also offers video, audio and text automatic replies to enhance the monetization of products.

“With the continuous breakthroughs in technology, AI generates content and digital humans express content. The combination of these two new technologies will become a new form of media interaction in the future. Traditional advertising industries will be disrupted by these two new technologies and social media. We have already obtained multiple intellectual properties in China. Our proprietary digital human SaaS platform can assist our users in many application scenarios including digital human key opinion leader creation, live streaming, information flow advertising, training courses, etc. Users just need to enter text or import audio, and then we can quickly generate digital human broadcast video with precise mouth shapes and rich expressions,” said Mr. Jianjun Ma, founder of Shenma.

“While we are continuing our cryptocurrency mining business and benefiting from the recent increase in value of the 300 Bitcoins that we hold as of today, we believe AIGC will bring revolutionary changes to almost every industry. In 2023, China's AIGC market exceeded RMB10 billion. After the proposed investment in a leading AI SaaS legal service platform 365LAWHELP.COM, this time we plan to directly acquire a leading AIGC driven digital human SaaS platform ShenMa. We will continue to participate in the explosive growth of AI application opportunities through investments and acquisitions in specific industries and markets,” said Mr. George Lai, CFO and Director of The9.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com